File No. 82-34700


Airspray®

For more information please contact:


05006665

·7750
·4009
intl.com
.com



**FOR IMMEDIATE RELEASE**
March 15, 2005





## AIRSPRAY FOAMERS WIN OVER MULTINATIONALS IN DYNAMIC HAIR CARE MARKET

***Unilever's* Sunsilk *brand – along with the fourth Procter & Gamble launch in 18 months – pace surging interest among leading hair care manufacturers in Airspray's innovative dispensing technology...***

**Alkmaar, The Netherlands**, March 15 – Airspray's instant-foam dispensing technology continues to win converts among the world's leading hair care product makers, as the company announced two new 2005 product launches by Unilever and Procter & Gamble, for their Sunsilk *Blow-Drying Aid Mousse* and Pantene *Pro-V Blonde Expressions* brands, respectively.

These major new applications follow multiple breakthroughs in the hair care segment in 2004, including the first P&G *Pantene Pro-V* hair conditioner, Alberto Culver's *Just For Me* Shampoo, Sebastian USA's *Body Double Salon*, and Dep Schwarzkopf's *Volume Sheer Gel*, among others.

Pantene's *Pro-V Blonde Expressions Healthy Boost Detangling Foam* U.S. Launch, represents the fourth P&G brand application for Airspray in less than 18 months. It is part of a new family of hair care products from Pantene that matches specific formulations and features with consumers' hair color. The Pantene brand – the best-selling hair care line in the world – is part of P&G's fast-growing Beauty Care unit, which reported double-digit sales increases over the last two-year period. Pantene products include shampoos, conditioners and styling products for all different hair types.

Sunsilk *Blow-Drying Aid Mousse,* which is being rollout across Europe, is a non-stick mousse for faster and more responsive hair styling. Sunsilk, Europe's fastest-growing major hair brand, was launched in the Netherlands in 1956. Today, it is sold in 80 countries, with Unilever reporting worldwide sales of more than €1billion a year and more than 20 percent annual global growth for the last three years.

(more) Dlw 3/22

Airspray expects that more hair care manufacturers will create new products and brand extensions that utilize innovative one-touch foam dispensers such as the F2 and F3. In addition, the shampoo sub-segment may see particular growth due to the introduction of the Airspray WaterGuard line and new Dual-Foamer, ideally suited to the dispensing of active ingredients, such as those used in specialized conditioners.

In a related development, two major product manufacturers recently launched kid-friendly, foaming personal care products – including shampoos – as part of larger brand initiatives aimed at parents and their two-to-seven year-old youngsters. These new product lines take full advantage of Airspray instant-foam dispenser consumer appeal: they are fun and easy to use, and designed to encourage frequent usage.

For further product information see:
P&G: http://www.pantene.com/en_US/expressions/index.jhtml?section=products
Unilever: www.sunsilk.com

**ABOUT AIRSPRAY**

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.biz.

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